UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Director/PDMR Shareholding

4 May 2011
Pearson plc - (the "Company")
Notification of Directors' Interests

Long-term Incentive Plan

In 2001, the Company established the Pearson Long Term Incentive Plan (the "LTIP"). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders.  Since 2006, the annual LTIP awards have been based around three performance measures: relative total shareholder return, return on invested capital and earnings per share growth.

2011 Award

The company yesterday made a grant of restricted shares to executive directors under the LTIP. This represents the company's annual grant of long-term incentives to executive directors for 2011.

The awards will vest on 3 May 2014 as follows:

(i) one third of the award will be based on Pearson's total shareholder return performance relative to the constituents of the FTSE World Media Index over the three-year period 2011 to 2014;

(ii) another third of the award will be based on Pearson's return on invested capital in 2013; and

(iii) the final third of the award will be based on Pearson's growth in earnings per share over the period 2010 to 2013.

Subject to meeting the performance conditions in full, and the retention of shares that vest on 3 May 2014 for a further two years, the maximum number of shares that the following executive directors may receive is: Will Ethridge (150,000); Rona Fairhead (165,000); Robin Freestone (125,000); John Makinson (125,000); and Marjorie Scardino(400,000).

Further details of the LTIP and its performance measures are contained in Pearson's annual report and accounts.

This notification is made in accordance with DTR 3.1.4R.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  04 May 2011

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary